RATIO OF EARNINGS TO FIXED CHARGES

Praxair, Inc. and Subsidiaries

Exhibit 12.01

(Dollar amounts in millions, except ratios)	Year Ended December 31,
	2011	2010	2009	2008	2007
Pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$2,323	$1,964	$1,442	$1,685	$1,613
Capitalized interest	(62)	(62)	(55)	(44)	(35)
Depreciation of capitalized interest	22	18	17	17	15
Dividends from less than 50%-owned companies carried at equity	6	9	11	24	8

Adjusted pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$2,289	$1,929	$1,415	$1,682	$1,601

Fixed charges
Interest on long-term and short-term debt	$145	$118	$133	$198	$173
Capitalized interest	62	62	55	44	35
Rental expenses representative of an interest factor	38	37	37	37	34

Total fixed charges	$245	$217	$225	$279	$242

Adjusted pre-tax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees plus total fixed charges	$2,534	$2,146	$1,640	$1,961	$1,843

RATIO OF EARNINGS TO FIXED CHARGES	10.3	9.9	7.3	7.0	7.6